TransAlta reports first quarter results

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Q1 2009 comparable* earnings per share of $0.18; net earnings per share of $0.21

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Alberta Thermal accelerated major maintenance plans on track

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Strong balance sheet; $1.5 billion in available credit facilities

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Appoints Dawn Farrell to Chief Operating Officer

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Announces 72 megawatt (MW) Ardenville wind farm in southern Alberta

CALGARY, Alberta (Apr. 28, 2009) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the first quarter of 2009 of $36 million ($0.18 per share) versus $99 million ($0.50 per share) for the same period in 2008.  Net earnings for the quarter were $42 million ($0.21 per share) compared to $33 million ($0.17 per share) in the first quarter of 2008.

Comparable earnings were lower in the quarter due to approximately 1,000 gigawatt hours (GWh) of lower production resulting primarily from planned major maintenance activities and the unplanned derate of TransAlta’s Sundance 4 unit. Net earnings for the quarter were higher primarily due to the after-tax equity loss recorded in the first quarter of 2008 of $65 million related to the write-down of TransAlta’s Mexico business and to lower income taxes relative to the same period last year.

“With approximately 95 per cent of our portfolio contracted for the year, we expect to achieve single-digit comparable earnings growth in 2009 despite deteriorating market drivers for electricity,” said Steve Snyder, TransAlta’s President and CEO.  “We are taking advantage of these conditions to accelerate our major maintenance plans into the first half of the year. We are already seeing positive results from these plans on our Alberta Thermal units and expect availability to return to higher historic levels in the second half of the year.”

Cash flow from operations for the quarter was $83 million compared to $237 million a year ago. The decline in cash flow from operations was primarily related to the receipt of a $116 million extra PPA payment in the first quarter of 2008 and lower earnings in the quarter due to an increase in planned and unplanned outages. For the full year, TransAlta expects to achieve $750 - $850 million in cash flow from operations.

TransAlta’s balance sheet, liquidity and financial ratios remain strong. The company has $2.2 billion of committed credit facilities and as of March 31, 2009, $1.5 billion remained available.

Fleet availability for the first quarter decreased to 86.4 per cent compared to 91.8 per cent in the first quarter of 2008 due to higher planned and unplanned outages. For the year, TransAlta expects total fleet availability to be in the range of 88 - 89 per cent. In the first half of 2009, TransAlta now expects availability for Alberta Thermal of 78 - 80 per cent, and 88 - 90 per cent in the second half.

TransAlta’s accelerated major maintenance plan for the year includes more than 3,000 GWh of planned major maintenance outages. In the first quarter, over 700 GWh were taken primarily related to work on the Alberta Thermal units.  In the second quarter, approximately 1,800 GWh is scheduled to complete boiler tube maintenance at Alberta Thermal and finalize the transition to Power River Basin coal at Centralia Thermal.  As a result, the third quarter is currently scheduled to have only 500 GWh of planned down time including implementation of the efficiency uprate at Sundance 5 and productivity investments on Ontario co-generation plants. No major maintenance activities are planned in the fourth quarter.

Subsequent Events

Appointment of Chief Operating Officer

TransAlta also announced today the appointment of Dawn Farrell to the position of Chief Operating Officer. This change will enhance TransAlta’s operational focus and drive greater performance, as well as better integrate the company’s growth projects with existing operations. In this new role, Ms. Farrell will lead TransAlta’s operations, commercial, engineering, technology and procurement activities. Prior to this appointment, Ms. Farrell was Executive Vice President of Commercial Operations and Development.

Additionally, Richard Langhammer, Executive Vice President of Generation Operations, will take on a new assignment of Chief Productivity Officer for the remainder of 2009 with the responsibility of identifying strategies to create sustainable costs savings across the company. Mr. Langhammer announced his retirement earlier this year; he will formally retire at the end of 2009 after 23 years of service.

Ardenville Wind Farm Approval

TransAlta also announced today plans to design, build and operate a 72 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $135 million ($1,875 / KW). Construction is planned to commence in the first quarter of 2010 and commercial operations are expected by early 2011.

Located approximately eight kilometres south of Fort Macleod, Alberta, the Ardenville wind farm will incorporate 23 three-megawatt wind turbines making up 69 MW plus the acquisition of an existing operating 3 MW machine.  Once the full 72 MW are in production, the wind farm will provide an annual average of 228,000 megawatt hours per year – enough electricity to meet the needs of approximately 28,000 homes.  Approximately 40 per cent of estimated revenue from the Ardenville wind farm will be contracted through long-term fixed price agreements.

“Ardenville is an excellent wind project with returns that exceed our hurdle rate and a relatively fast payback period,” said Mr. Snyder. “TransAlta continues to have an advantage in developing very competitive wind projects due to our access to high quality resources and related infrastructure.  Our commercial network, contracting experience, and strong balance sheet enable us to secure project revenues with long-term contracts and capitalize on opportunities to add incremental renewable resources to our portfolio.”

First Quarter 2009 Highlights:

In millions, unless otherwise stated	3 months ended March 31, 2009	3 months ended March 31, 2008
Availability (%)	86.4	91.8
Production (GWh)	12,173	13,226
Revenue	$756	$803
Gross margin[1]	$381	$433
Operating income [1]	$85	$189
Net earnings	$42	$33
Comparable earnings[1]	$36	$99
Basic and diluted earnings per share	$0.21	$0.17
Comparable earnings per share	$0.18	$0.50
Cash flow from operations	$83	$237

1 Gross margin, operating income, and comparable earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 20 of the expanded news release for an explanation and reconciliation.

The complete first quarter report for 2009, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in number:

For local Toronto participants – 1-416-340-8018
Toll-free North American participants – 1-866-223-7781

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 6131566. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 20 of the expanded news release.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com